Exhibit 4.3

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY APPLICABLE STATE SECURITIES LAWS (“BLUE SKY LAWS”) AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS REGISTERED THEREUNDER OR EXEMPT FROM REGISTRATION.

WARRANT TO PURCHASE SHARES OF PREFERRED STOCK OF

Zoosk, Inc, a Delaware corporation

(the “Company”)

located at:

130 Battery Street, Suite 300, San Francisco, CA 94111

Issuance Date: January 23, 2009

1.        Right to Acquire Securities.

1.1      Price, Quantity and Term.

(a)        Grant. This Warrant certifies that for value received Costella Kirsch V, L.P. and its registered assigns (collectively, “Holder”), are entitled at any time, and from time to time, before Expiration, to purchase from Company up to 170,357 shares (the “Exercise Quantity”) of Company’s Series B Preferred Stock (“Preferred Stock”), at a price per share (the “Exercise Price”) equal to $0.4109, or to require Company to purchase this Warrant from Holder as provided in Section 1.4. If and to the extent that the Company creates, issues and sells the next Series of Preferred Stock (the “Series Next Issuance”), then Holder may elect that the Exercise Quantity (the “Series Next Exercise Quantity”) shall be equal to the quotient of (a) divided by (b), where (a) is equal to $70,000 and (b) is equal to the price per share paid for such next series of Preferred Stock when first issued (such price, the “Series Next Purchase Price”). Such election shall be made within thirty (30) days of the date of written notice to Holder of the Series Next Issuance pursuant to the Series Election in the form attached hereto as Attachment A, If no election is made within thirty (30) days of the date of notice to Holder of the Series Next Issuance, then the Exercise Quantity shall remain $70,000 of Company’s Series B Preferred Stock at a price per share equal to $0.4109. As used herein, “Warrant Shares” refers to the shares of Preferred Stock purchasable upon exercise of this Warrant, as adjusted from time to time pursuant to the provisions of this Warrant, and the shares of any class of securities resulting from any reclassifications of the Preferred Stock, including any conversion thereof to Common Stock, or from any applicable event described in Section 3. References to “Common Stock” include any present or future class of Company’s capital stock into which the Common Stock has been converted or for which it has been exchanged whose holders are not limited to a fixed percentage or sum with respect to dividends or liquidation proceeds, unless the context otherwise requires.

(b)        Expiration. This Warrant shall expire (“Expiration”) at 5:00 p.m., Los Angeles time, on the tenth anniversary of the Issuance Date. Notwithstanding the foregoing, this Warrant shall automatically be converted into Warrant Shares prior to Expiration pursuant to Section 1.3b hereof, without any action by Holder, immediately before Expiration.

1.2      Right to Exercise.

(a)        Notice. Holder may exercise all or a portion of this Warrant at any time, and from time to time, before Expiration, by delivering a written notice of exercise (a form of which is attached hereto as Exhibit A) to Company, specifying (i) the number of Warrant Shares to be purchased, (ii) the proposed registered holders of Warrant Shares and any Related Warrants (as defined in Section 1.2b), and (iii) a date of exercise determined by Holder (the “Exercise Date”) not more than twenty business days after such notice.

(b)        Exercise. On the Exercise Date, (i) Holder will present to Company this Warrant and a check for the aggregate Exercise Price of the Warrant Shares purchased and (ii) Company will give Holder (A) certificate(s) for the Warrant Shares issuable upon such exercise; (B) (if applicable) any cash and non-cash consideration, including securities, to which Holder is entitled with respect to the Warrant Shares (collectively, “Other Consideration”) and, if applicable, (C) a Related Warrant representing the unexercised portion hereof. (“Related Warrant”)

1.3      Right to Convert.

(a)        Notice. Holder may require Company to convert all or a portion of this Warrant into Warrant Shares without payment by Holder of any money or other consideration (the “Conversion Right”) at any time, and from time to time, before Expiration, by delivering a written notice of exercise to Company (a form of which is attached hereto as Exhibit A), specifying (i) the proportion of this Warrant to be converted into Warrant Shares (the “Converted Portion”), (ii) the proposed registered holders of Warrant Shares and any Related Warrants and (iii) a date of conversion determined by Holder (the “Conversion Date”) not more than twenty business days thereafter.

(b)        Conversion. On the Conversion Date, Holder will surrender this Warrant and Company will give Holder (i) certificate(s) for that number of Warrant Shares as determined using the following formula:

X =	Y (A - B)
A

Where	X	=	The number of shares of Warrant Shares to be issued to the Holder.

	Y	=	The number of Converted Portion Warrant Shares this Warrant is exercisable for (at the date of such calculation)

	A	=	The Fair Market Value (as defined below) of one Warrant Share (at the date of such calculation).

	B	=	The Exercise Price (as adjusted to the date of such calculation);

(ii) any Other Consideration and, if applicable, (iii) a Related Warrant representing the unconverted portion hereof.

1.4      Right to Sell Warrant back to Company (“Put Right”).

(a)        Notice. Holder may require Company to purchase all or a portion of this Warrant at any time before Expiration, by delivering a written notice of Put Right exercise to Company (a form of which is attached hereto as Exhibit A), specifying the percentage of the Warrant to be sold to Company pursuant to the Put Right and a date for the transaction determined by Holder (the “Put Sale Date”) not more than twenty business days thereafter.

(b)        Sale. On the Put Sale Date, Holder will surrender this Warrant and Company will purchase this Warrant by providing Holder (i) certificate(s) for that number of Warrant Shares, or such other securities or cash which the Warrant Shares my have been converted into, as determined using the following formula:

X =	Y (A - B)
A

Where	X	=

The number of Warrant Shares (inclusive of Merger Consideration, if applicable), or equivalently valued securities as may be mutually agreed by Company and Holder, or equivalent value in cash, if Holder and Company mutually agree to pay the amount due upon exercise of the Put Right in cash as opposed to securities, to be issued to the Holder.
Y	=	The number Warrant Shares to be sold back to Company pursuant to the Put Right exercise.
A	=	The Fair Market Value (as defined below) of one Warrant Share (at the date of such calculation).
B	=	The Exercise Price (as adjusted to the date of such calculation);

(ii) any Other Consideration and, if applicable, (iii) a Related Warrant representing the portion hereof for which Holder has not exercised its Put Right.

1.5      Fair Market Value. “Fair Market Value” of a Warrant Share as of a particular date means: (a) if traded on an exchange or quoted on the NASDAQ National Market System, then the prior trading day’s closing price multiplied by the number of shares of Common Stock into which the Warrant Share may then be converted, (b) if conversion, Put Right, or exercise is on a date from the filing of, through to the effective date of, the registration statement for an underwritten public offering registered under the Securities Act, the initial public offering price (before deducting commissions, discounts or expenses) per share sold in such offering multiplied by the number of shares of Common Stock into which the Warrant Share may then be converted, (c) if listed by the National Daily Quotation Service “Pink Sheets,” then the average of the most-recently reported bid and ask prices multiplied by the number of shares of Common Stock into which the Warrant Share may then be converted and (d) otherwise, the price, not less than book value, determined in good faith and in such reasonable manner as prescribed by a majority of Company’s Directors who are not Company officers or employees (the “Outside Directors”); provided, however, that (i) Company will notify Holder of such price within ten business days following receipt of Holder’s notice of exercise; (ii) Holder will have ten business days after receipt of such notice to dispute such price by written notice to Company; and (iii) if Holder so disputes, Holder will thereafter appoint an appraiser reasonably acceptable to Company to determine Fair Market Value, the costs of which Holder will bear unless the appraisal is 110% or more of that determined by the Outside Directors in which case the costs will be borne by Company.

1.6      Authorization. Company will at all times reserve and keep available out of its authorized but unissued capital stock, and will take all such action and obtain all such permission necessary to enable Company lawfully to issue, the full number of Warrant Shares deliverable upon exercise or conversion hereof or deliverable upon any permitted conversion into Common Stock of the Warrant Shares, as such number may be adjusted from time to time. Company will not create a Warrant Share with a par value higher than the applicable Exercise Price.

2.        Registration Rights. Company agrees that it shall cause Costella Kirsch V, L.P., and its transferees, to be added as a party to the Investors’ Rights Agreement by and among Company and certain holders of capital stock of Company dated as of June 5, 2008 (the “Rights Agreement”) solely for the purpose of entitling the Warrant Shares to piggyback and S-3 registration rights pursuant to Sections 1.3 and 1.4 of the Rights Agreement respectively via an amendment to the Rights Agreement and have such amendments provide that the Shares shall constitute “Registrable Securities” for the purposes of Sections 1.3 and 1.4 of the Rights Agreement. Company will not consent to any amendment to the Rights Agreement that would impair, subordinate or diminish the rights of Holder or Holders of Warrant Shares in a manner materially different to the rights of other holders of the series of Preferred Stock into which the Warrant Shares are convertible. Company will pay all expenses incurred in connection with any registration or exercise by Holder of its rights under the Rights Agreement to the extent set forth in the Rights Agreement. Notwithstanding anything to the contrary in the Rights Agreement, all registration rights of Holder shall be fully and completely transferable with this Warrant and Preferred Stock into which the Warrant Shares are convertible, provided that any such transferee agrees to be bound by all of the provisions of the Rights Agreement and this Warrant, including but not limited to the Lock-Up Agreement of Section 7.2 herein. Company shall grant no person or entity other than Holder any rights of first refusal with respect to the purchase, sale or other disposition of this Warrant or the Warrant Shares.

3.        Adjustments. The Exercise Price, the Exercise Quantity and the number of shares of Common Stock issuable upon conversion of the Preferred Stock will be adjusted from time to time as provided herein and by law.

3.1      Capitalization.

(a)        Subdivision or Combination. If Company subdivides or combines, by reclassification, stock split or dividend, or otherwise, the number of Warrant Shares outstanding into a greater or lesser number, simultaneously in each such case the Exercise Price and the Exercise Quantity shall both be proportionately adjusted.

(b)        Capitalization. If Company recapitalizes, reorganizes or reclassifies its capital stock, this Warrant shall thereafter be exercisable for or convertible into those shares of stock, other securities or property which a Holder of the Exercise Quantity of Warrant Shares would have received - upon exercise, Put Right exercise, or conversion of this Warrant, as adjusted according to the terms hereof.

(c)        Distributions.

(i) If any portion of this Warrant remains unexercised, and Company declares, pays or distributes any cash dividends to all of the holders of shares of the series of Preferred Stock into which this Warrant is exercisable, in lieu of any payment to the Holder with regard to the unexercised portion of this Warrant, this warrant shall automatically be exercised for the number of Warrant Shares equal to the quotient of (a) divided by (b), where (a) is equal to the amount of cash that would have been distributed to Holder with regard to the then-unexercised portion of this Warrant, had the then-unexercised portion of this Warrant been exercised in full as of the payment date (the “Dividend Amount”), and (b) is equal to the then-applicable Exercise Price. For clarity’s sake, Holder will receive the appropriate number of Warrant Shares with no out of pocket cost to Holder; in effect, the aforementioned cash dividend or distribution will be used pay the Exercise Price. Holder shall be entitled to no further payment, dividend, distribution or other consideration for such dividend, including but not limited the payment of such cash dividend that resulted in the exercise on the newly issued Warrant Shares.

(ii) Except as provided in Section 3.1 (c)(iii) below, if any portion of this Warrant remains unexercised, and Company distributes any securities in the form of a dividend to all of the holders of shares of the series of Preferred Stock into which this Warrant is exercisable (other than a distribution of the Company’s own securities or other distribution which would result in an adjustment to the Conversion Price of such series of Preferred Stock pursuant to the Company’s Amended and Restated Certificate of Incorporation (an “Excluded Stock Dividend”)), the Exercise Quantity of this Warrant shall be increased by the number of shares of Series B Preferred Stock equal to the quotient of (a) divided by (b), where (a) is equal to the fair market value (as determined in the good faith discretion of Company’s Board of Directors) of the securities that would have been distributed to Holder with regard to the then- unexercised portion of this Warrant, had the then-unexercised portion of this Warrant been exercised in full as of the dividend date (the “Stock Dividend Amount”), and (b) is equal to 0.4109. Holder shall be entitled to no further distribution, issuance, payment or other consideration for such dividend, including but not limited to the dividend of securities that resulted in the adjustment pursuant to this Section 3.1(c)(ii).

(iii) Notwithstanding the foregoing Section 3.1 (c)(ii), in the event that Holder has elected that this Warrant shall be exercisable for a different series of Preferred Stock pursuant to Section 1.1, if any portion of this Warrant remains unexercised, and Company distributes any securities in the form of a dividend to all of the holders of shares of the series of Preferred Stock into which this Warrant is exercisable (other than an Excluded Stock Dividend), the Series Next Exercise Quantity of this Warrant shall be increased by the number of shares of such series of Preferred Stock equal to the quotient of (a) divided by (b), where (a) is equal to the Stock Dividend Amount and (b) is equal to the Series Next Purchase Price. Holder shall be entitled to no further distribution, issuance, payment or other consideration for such dividend, including but not limited to the dividend of securities that resulted in the adjustment pursuant to this Section 3.1 (c)(ii).

(d)        Merger, Consolidation, or Liquidation.

(i) If (A) Company (x) consolidates with or merges into another entity and is not the survivor, (y) receives notice that a purchase, tender or exchange offer has been made to the holders of more than 50% of Company’s outstanding Common Stock (on an as-converted basis), or (z) sells or conveys substantially all of its property, and (B) in connection therewith, shares of stock, other securities, property, or cash (collectively, “Merger Consideration”) are issuable or deliverable in exchange for Company’s capital stock, then (A) Company will give Holder 10 business days prior written notice of the consummation of such transaction and (B) Holder may thereafter acquire in lieu of the Exercise Quantity of Warrant Shares the Merger Consideration which Holder could have received had Holder then exercised this Warrant in its entirety.

(ii) Company will, prior to the consummation of any such transaction, cause any successor entity upon consolidation, merger, conveyance of substantially all of Company’s assets, or voting securities exchange to assume by written instrument, in form and substance satisfactory to Holder, Company’s obligations hereunder.

(d)        Redemption or Conversion of Preferred Stock. If all of the shares of the series of Preferred Stock into which the Warrant Shares are exercisable are redeemed or converted into shares of Common Stock, then this Warrant shall automatically become exercisable for that number of shares of Common Stock equal to the number of shares of Common Stock that would have been received if this Warrant had been exercised in full and the shares of Preferred Stock received thereupon had been simultaneously converted into shares of Common Stock immediately prior to such event, and the Exercise Price shall be automatically adjusted to equal the number obtained by dividing (i) the aggregate Purchase Price of the shares of Preferred Stock for which this Warrant was exercisable immediately prior to such redemption or conversion, by (ii) the number of shares of Common Stock for which this Warrant is exercisable immediately after such redemption or conversion.

3.2      No Impairment. The rate at which Preferred Stock converts into Common Stock will be adjusted according to the terms of Company’s certificate of incorporation (the “Charter”). Company will not, by amendment of its Charter or through reorganization, consolidation, merger, dissolution, issue or sale of securities, sale of assets or any other voluntary action, avoid or seek to avoid compliance with such provisions of the Charter, provided that nothing in this Section 3.2 shall be construed to limit or otherwise restrict any lawfully approved amendment to the Charter.

3.3      Notice of Adjustment. Whenever events require adjustment to the Exercise Price or Exercise Quantity, Company will, at its expense, promptly prepare and mail to Holder a certificate of its chief financial officer calculating the adjusted Exercise Price and Exercise Quantity and fully setting forth in reasonable detail the relevant facts.

4.        Notice of Certain Events. In the event (a “Notice Event”): (a) Company authorizes the issuance to all holders of any class of its capital stock rights or warrants to subscribe for or purchase shares of its capital stock, or any other subscription rights or warrants; (b) Company authorizes the distribution to all holders of any class of its capital stock evidences of its indebtedness or assets; (c) of any capital reorganization or reclassification of the Warrant Shares or Company’s Common Stock, other than a subdivision or combination of the outstanding Common Stock and other than a change in par value of the Common Stock; (d) of any consolidation or merger to which Company is a party and for which approval of all of the holders of the series of Preferred Stock for which this Warrant is exercisable is required, other than a consolidation or merger in which Company is the continuing corporation and that does not result in any reclassification or change of the Warrant Shares or Common Stock outstanding; (e) of the conveyance or transfer of substantially all of Company’s properties, and assets; (f) of Company’s voluntary or involuntary dissolution, liquidation or winding-up; (g) of any offer to purchase all or substantially all of any class of Company’s capital stock; or (h) Company proposes to take any action that would require an adjustment of the Exercise Price pursuant to Section 3; then Company will send by certified mail to Holder, at least 15 days prior to the applicable record or effective date hereinafter specified, a notice stating the dates as of which (x) the holders of capital stock of record to be entitled to receive any such rights, warrants or distributions are to be determined, (y) such Notice Event is expected to become effective, and (z) it is expected that holders of Warrant Shares or Common Stock of record will be entitled to exchange or sell their Warrant Shares or Common Stock for securities or other property, if any, deliverable upon such Notice Event.

5.        Financial Reporting. For so long as any portion of this Warrant remains exercisable for Warrant Shares, Company will deliver to Holder: (a) audited financial statements for each fiscal year within 30 days after such date, if any, that Company obtains such audited financial statements from an independent accounting firm; (b) unaudited financial statements for each fiscal quarter within 45 days after such quarter ends and (c) such other reports and proxy statements as are delivered to all of the holders of Company’s capital stock at the same time of such delivery.

6.        Record Holder. This Warrant will be deemed to have been exercised or converted, as appropriate, and Holder will be the record holder of the Warrant Shares issued thereupon, immediately before the close of business on the Exercise Date or Conversion Date, as applicable. Company may deem and treat the registered holder as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary. Other than as set forth herein, this Warrant does not give Holder rights as a Company stockholder.

7.        Securities Law Matters; Transfers.

7.1      Securities Act Representations and Warranties of Holder. Holder is experienced in evaluating start-up companies such as Company, and has such knowledge and experience in financial and business matters that such Holder is capable of evaluating the merits and risks of such Holder’s investment in Company, and has the ability to bear the economic risks of the investment. Holder is acquiring the Warrant, and upon exercise or conversion hereof would acquire the Warrant Shares, and upon conversion, if any, of the Warrant Shares would acquire the shares of Company’s Common Stock issuable upon such conversion (the Warrant, Warrant Shares, and such shares of Common Stock issuable upon conversion of the Warrant Shares collectively the “Securities”), for investment for such Holder’s own account and not with the view to, or for resale in connection with, any distribution thereof. Holder understands that the Securities have not been registered under the Securities Act by reason of a specific exemption therefrom which depends upon, among other things, the bona fide nature of the investment intent as expressed herein. Holder further represents that it does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participation to any third person with respect to any of the Securities. Holder understands and acknowledges that the issuance of Securities has not been and will not be registered under the Securities Act, in reliance upon an exemption from the registration requirements of the Securities Act. Such Holder acknowledges that the Securities must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. Holder is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions. Holder covenants that, in the absence of an effective registration statement covering the Securities in question, such Holder will sell, transfer, or otherwise dispose of the Securities only in a manner consistent with such Holder’s representations and covenants set forth in this paragraph. Holder understands that no public market now exists for any of the Securities issued by Company, and that there can be no guarantee that a public market will ever exist for any of the Securities. Holder is an “accredited Holder” as defined in Rule 501 of Regulation D promulgated under the Securities Act. Holder’s address indicated on the signature page hereto sets forth, in the case of individuals, the state in which such Holder resides or, in the case of entities, the state of Holder’s principal place of business.

(a)        7.2        Lock-up Agreement.

(i)         (a)        Lock-up Period; Agreement. In connection with the initial public offering of Company’s securities and upon request of Company or the underwriters managing such offering of the Company’s securities, Holder agrees not to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any securities of Company, however or whenever acquired (other than those included in the registration), without the prior written consent of Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of Company’s initial public offering; provided however that, if during the last 17 days of the restricted period, Company issues an earnings release or material news or a material event relating to Company occurs, or prior to the expiration of the restricted period, Company announces that it will release earnings results during the 16- day period beginning on the last day of the restricted period, then, upon the request of the managing underwriter, to the extent required by any FINRA rules, the restrictions imposed by this subsection (a) shall continue to apply until the end of the third trading day following the expiration of the 15-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. In no event will the restricted period extend beyond 216 days after the effective date of the registration statement.

(ii)        (b)        Limitations. The obligations described in Section 7.2(a) shall apply only if all officers and directors of Company enter into similar agreements, and shall not apply to a registration relating solely to employee benefit plans, or to a registration relating solely to a transaction pursuant to Rule 145 under the Securities Act.

(iii)      (c)        Stop-Transfer Instructions. In order to enforce the foregoing covenants, Company may impose stop-transfer instructions with respect to the securities of Holder (and the securities of every other person subject to the restrictions in Section 7.2(a)).

(iv)      (d)        Transferees Bound. Holder (and any subsequent transferee) agrees that it will not transfer securities of Company, including but not limited to this Warrant, unless each transferee agrees in writing to be bound by all of the provisions of this Section 7.2.

7.3      Transfer and Exchange. Holder may transfer all or a portion hereof on Company’s books maintained for such purpose. Company will issue and deliver Related Warrants to Holder with respect to the untransferred portion, and to transferee, who thereupon will also become a Holder, with respect to the transferred portion. Holder may exchange or subdivide this Warrant into Related Warrants for the same aggregate number of Warrant Shares, with each new Related Warrant to represent the right to purchase that portion of the Exercise Quantity of Warrant Shares designated by Holder. “Related Warrant” means a new Warrant identical hereto (except for Exercise Quantity and as provided in Section 2(b)) issued to Holder or its transferee in accordance with the terms hereof.

8.        Miscellaneous.

8.1      Warrant Value. The value of this Warrant on the date hereof is $100.

8.2      Warrant Register. Company will maintain a register containing the names and addresses of the Holders of this Warrant.

8.3      Replacement of Warrants. Upon receipt of evidence reasonably satisfactory to Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, Company will issue, in lieu thereof, a new Warrant of like tenor.

8.4      Fractional Shares. If a fractional Warrant Share would be issuable upon exercise or conversion, Company will instead pay in cash a sum equal to the product of such fraction and a full Warrant Share’s Fair Market Value, provided that the product is at least $5.00.

8.5      Entire Agreement. This Warrant constitutes the entire agreement between the parties with respect to its subject matter and may only be modified in writing. Each provision hereof is severable from every other provision when determining legal enforceability. The terms and conditions hereof will inure to the benefit of and be binding upon the parties’ respective successors and assigns, except as expressly provided otherwise herein. This Warrant has been entered into in Menlo Park, California and is governed by California law.

8.6      Notices. All notices will be in writing and delivered personally, by telefacsimile confirmed by letter, or by reliable nationally-recognized overnight courier, postage paid at Company’s expense, addressed, until further notice, (a) if to Holder, to Holder’s address and fax of record, attention of Holder, (b) if to Company, to Company’s Office, Attention: Corporate Secretary, or (c) if to a holder of a Related Warrant or Warrant Shares, to the most recent address of which said holder has notified Company, and are effective upon receipt.

8.7      Waivers and Amendments. Holder’s remedies hereunder, by law or otherwise, are cumulative and not exclusive. Holder’s delay or omission to exercise any right or remedy does not impair or waive the same. A waiver of one breach or default does not waive any other breach or default. Any waiver, permit, consent or approval is effective only to the extent specifically written. Any term of this Warrant may be amended or waived only by an instrument in writing signed by the party against which enforcement of the amendment or waiver is sought

IN WITNESS WHEREOF, Company has caused this Warrant to be signed by its duly authorized officer and issued as of the Issuance Date.

Effective Date of Warrant: January 23, 2009

COMPANY: Zoosk, Inc.

By:	/s/ Shayan Zadeh

Print Name:	Shayan Zadeh

Title:	Co CEO

ACCEPTED AND AGREED:

WARRANTHOLDER: Costella Kirsch V, L.P.;

Address: 3500 Alameda de las Pulgas, Suite 120; Menlo Park, CA 94025

By:	/s/ Kelly Cook

Print Name:	Kelly Cook

Title:	Managing Director

ATTACHMENT A

SERIES ELECTION

The undersigned hereby irrevocably elects that, pursuant to Section 1.1(a) of the Warrant to Purchase Preferred Stock of Zoosk, Inc. issued January [xx], 2009 (the “Warrant”), and the notice delivered to the Holder by the Company dated __________, the Warrant shall be exercisable for [check where applicable]:

_____ $70,000 of Company’s Series B Preferred Stock (“Preferred Stock”), at a price per share equal to $0.4109.

_____ $70,000 of Company’s Series ___ Preferred Stock at the price per share paid for the Preferred Stock when first issued, $________.

SIGNATURE OF HOLDER

Date: _________________, 20__.

Signature

Name

Address